EXHIBIT 12.2

DUQUESNE LIGHT COMPANY AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges and Preferred and Preference Stock Dividend Requirements

	(Millions of Dollars)
	Year Ended December 31,
	2004	2003	2002	2001	2000
Fixed Charges:
Interest on long-term debt	$45.6	$53.1	$55.2	$62.3	$73.5
Other interest	1.4	1.5	2.2	0.7	3.1
Company obligated mandatorily redeemable preferred securities dividend requirement (a)	—	6.3	12.6	12.6	12.6
Portion of lease payments representing an interest factor	2.5	3.9	1.9	3.1	6.8
Dividend requirements	6.6	3.2	3.3	3.4	3.4

Total Fixed Charges	$56.1	$68.0	$75.2	$82.1	$99.4

Earnings:
Net Income	$67.8	$69.6	$75.4	$53.4	$92.6
Income taxes	44.3	45.4	48.9	30.8	40.5
Fixed charges as above	56.1	68.0	75.2	82.1	99.4

Total Earnings	$168.2	$183.0	$199.5	$166.3	$232.5

Ratio Of Earnings To Fixed Charges and Preferred and Preference Stock Dividend Requirements	3.00	2.69	2.65	2.03	2.34

(a)	Effective July 1, 2003, dividends on the monthly income preferred securities are included with interest on long-term debt due to the adoption of SFAS No. 150.